UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Radiant Systems, Inc.

(Name of Subject Company (Issuer))

Ranger Acquisition Corporation

and

NCR Corporation

(Names of Filing Persons – Offeror)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

Jennifer M. Daniels, Esq.

NCR Corporation

3097 Satellite Boulevard

Duluth, GA 30096

(937) 445-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Betty O. Temple, Esq.

Womble Carlyle Sandridge & Rice, PLLC

271 17th Street, NW

Suite 2400

Atlanta, Georgia 30363-1017

(404) 872-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,189,333,333.77	$138,081.60

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $28.00 net per share in cash (the “Offer Price”) and (y) 40,646,001 shares of common stock, without par value (“Shares”) of Radiant Systems, Inc. outstanding as of July 7, 2011 (including 1,045,751 Shares issued in the form of restricted stock); (ii) $50,455,873.77, which is the intrinsic value of the outstanding options (i.e., the excess of $28.00 over the per share exercise price); and (iii) the product of (x) the Offer Price and (y) 28,194 Shares subject to outstanding rights to receive Shares, as of July 7, 2011, the value of which is determined by reference to the Shares.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010 equals $116.10 per million of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $138,081.60	Filing Party: Ranger Acquisition Corporation and NCR Corporation
Form or Registration No.: Schedule TO	Date Filed: July 25, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:

75025N102

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment No. 1 and any amendments and supplements thereto, collectively constitute this “Schedule TO”) filed by (i) Ranger Acquisition Corporation, a Georgia corporation (the “Purchaser”), and a wholly-owned subsidiary of NCR Corporation, a Maryland corporation (“NCR”), and (ii) NCR. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Radiant Systems, Inc., a Georgia corporation (“Radiant”), at a purchase price of $28.00 per Share, net to the seller in cash, without interest thereon and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No.1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Item 11. Additional Information.

(a)(2), (a)(3) The information set forth in the section of the Offer to Purchase entitled Section 15—“Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the second and third paragraphs under the sub-section entitled “Antitrust” with the following paragraph:

“Under the HSR Act, the purchase of the Shares in the Offer may not be completed until NCR files certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and the HSR Act’s waiting period expires or is terminated. The HSR Act provides for an initial 15-calendar day waiting period following receipt of NCR’s filing by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Under the HSR rules, Radiant is also required to file certain information and documentary material concerning the Offer with the FTC and the Antitrust Division no later than 10 calendar days following NCR’s filing. NCR filed a Premerger Notification and Report Form with the FTC and Antitrust Division in connection with the Offer on July 15, 2011. Radiant filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on July 15, 2011. On July 29, 2011, the FTC and the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer.”

The information set forth in the section of the Offer to Purchase entitled Section 15—“Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the last four sentences of the fourth paragraph under the sub-section entitled “Antitrust” with the following four sentences:

“The transaction is also subject to notification and waiting period requirements under the competition laws of Turkey. The Turkish competition authority’s receipt from NCR of a complete filing concerning the transaction triggers a thirty-day waiting period. The Turkish competition authority may extend the waiting period if it determines that an in-depth investigation is required. NCR submitted a merger control filing to the Turkish competition authority in connection with the Offer on July 29, 2011.”

(a)(5) The information set forth in the section of the Offer to Purchase entitled Section 15—“Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of the sub-section entitled “Certain Litigation”:

“On July 27, 2011, each of the three class actions pending in the Superior Court of Fulton County, State of Georgia (the Phelps Action, the Worcester Action, and the Oakland Action) were transferred to the Business Case Division of the Superior Court of Fulton County, State of Georgia. Also on July 27, 2011, the plaintiffs in the Phelps Action, the Worcester Action and the Oakland Action (the “Plaintiffs”) filed a single Verified Amended Class Action Complaint (the “Amended Complaint”) in all three cases against Radiant, the members of Radiant’s Board of Directors (including the Individual Defendants), NCR and Purchaser.

The Amended Complaint alleges that the Individual Defendants breached their fiduciary duties to Radiant’s shareholders by, among other things, failing to conduct an open and fair auction process before entering into the proposed transaction, by agreeing to an unfair price, and by agreeing to unreasonable deal protection devices. In addition, the Amended Complaint adds allegations concerning omissions from Radiant’s Schedule 14D-9 filed with the SEC on July 25, 2011. Furthermore, the Amended Complaint alleges that Radiant and NCR aided and abetted the breaches of fiduciary duty by the Individual Defendants.

The Amended Complaint seeks, among other relief: (i) a declaration that the action is properly brought as a class action; (ii) an injunction prohibiting any defendant from taking any steps to consummate the proposed transaction; (iii) a declaration that the Individual Defendants breached their fiduciary duties; (iv) a demand to disclose all material information regarding the proposed transaction; (v) a declaration that Radiant and NCR have aided and abetted the Individual Defendants’ breaches of fiduciary duty; (vi) an accounting for all damages suffered by the class; (vii) a requirement that the Individual Defendants conduct a fair process to evaluate Radiant’s value; and (viii) an award of costs including attorneys’ fees, experts fees and interest. NCR intends to vigorously defend against the claims asserted in this amended action.

Furthermore, on July 27, 2011, Plaintiffs filed an emergency motion to expedite proceedings and a memorandum of law in support of same seeking expedited discovery.

The foregoing summary of the Amended Complaint is qualified in its entirety by reference to the complete text of the Phelps Action, the Worcester Action and the Oakland Action, which are filed as Exhibits (a)(5)(F), (a)(5)(G) and (a)(5)(H) to this Schedule TO, and the Amended Complaint, which is filed as Exhibit (a)(5)(I) to this Schedule TO, and are incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(I)	Amended Complaint filed by Jay Phelps, City of Worcester Retirement System and Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 27, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2011

NCR CORPORATION

By:	/s/ William Nuti
Name:	William Nuti
Title:	Chairman of the Board, Chief Executive Officer, President

RANGER ACQUISITION CORPORATION

By:	/s/ John G. Bruno
Name:	John G. Bruno
Title:	Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated July 25, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on July 25, 2011 in The Wall Street Journal.*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by NCR and Radiant on July 11, 2011, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(B)	Investor Presentation dated July 11, 2011, incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed by NCR on July 11, 2011.

(a)(5)(C)	Transcript of call with analysts and investors held on July 11, 2011, incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by NCR on July 12, 2011.

(a)(5)(D)	Article 13 of the Georgia Business Corporation Code *

(a)(5)(E)	Press release issued by NCR on July 25, 2011.*

(a)(5)(F)	Complaint filed by Jay Phelps in the Superior Court of Fulton County in the State of Georgia on July 14, 2011.*

(a)(5)(G)	Complaint filed by City of Worcester Retirement System in the Superior Court of Fulton County in the State of Georgia on July 15, 2011.*

(a)(5)(H)	Complaint filed by Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 18, 2011.*

(a)(5)(I)	Amended Complaint filed by Jay Phelps, City of Worcester Retirement System and Oakland County Employees’ Retirement System in the Superior Court of Fulton County in the State of Georgia on July 27, 2011.

(b)	Commitment Letter dated as of July 11, 2011 among NCR Corporation, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets. *

(d)(1)	Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(2)	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NCR on July 12, 2011.

(d)(3)	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by NCR on July 21, 2011.

(d)(4)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and John Heyman. *

(d)(5)	Noncompetition Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Alon Goren. *

(d)(6)	Retention Agreement, dated as of July 11, 2011, by and between NCR, Radiant and Andrew S. Heyman. *

(d)(7)	Offer Letter, dated as of July 11, 2011, by and between NCR and Andrew S. Heyman. *

(d)(8)	Mutual Nondisclosure Agreement, dated as of May 27, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(d)(9)	Exclusivity Agreement, dated as of June 30, 2011, by and between NCR Corporation and Radiant Systems, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on July 25, 2011 as an exhibit to the Schedule TO